Shoe Pavilion, Inc. Announces Fourth Quarter 2006 Results

Sherman Oaks, Calif. – (Business Wire) – February 15, 2006 – Shoe Pavilion, Inc. (Nasdaq:SHOE):

Shoe Pavilion, Inc. (Nasdaq:SHOE) today announced financial results for the fourth quarter ended December 30, 2006.

Net sales increased 38.6%, or $11.3 million, to $40.8 million from $29.5 million for the fourth quarter ended December 31, 2005. Comparable store net sales for the fourth quarter increased 8.6% from the same period in fiscal 2005. Sales from our new stores and relocated stores contributed $10.9 million in the fourth quarter ended December 30, 2006.

Gross profit was 33.8% in the fourth quarter compared to 36.3% in the same period last year. The decrease primarily reflects higher occupancy costs due to the rapid rollout of new stores and a reduction in selling margins. Selling, general and administrative expenses improved to 28.7% of net sales compared to 29.0% in the year-ago period.

Net income for the fourth quarter decreased 21.1% to $971,000, or $0.10 per diluted share, from net income of $1,230,000, or $0.16 per diluted share, in the prior year period.

Dmitry Beinus, Chairman and CEO of the Company stated "Our net sales were in line with our expectations and our net income was slightly better than expected. We are pleased to have successfully continued our store rollout plans with opening of nine new stores during the quarter."

During the quarter, we opened new stores in West Los Angeles, Irvine, Rocklin, San Marcos, Petaluma and Tracy, California; Oracle and Yuma, Arizona; and Arlington, Texas. We closed one store in California for which the lease had expired and as of December 30, 2006 we operated 108 stores.

Business Outlook

In the first quarter of 2007, we expect to open three new stores and relocate three existing stores into larger premises. For fiscal 2007, we expect to open 20 to 25 new stores and close 5 to 7 for a net increase of 15 to 20 stores in our total store base.

We anticipate that our comparable store net sales will increase 8% to 10% in the first quarter of 2007, and that comparable store net sales will increase 4% to 5% for the fiscal year 2007. We anticipate achieving net sales of $37 million to $39 million in the first quarter of 2007, an increase of 35% to 43% in net sales over the first quarter of 2006. For the fiscal year 2007, we anticipate achieving net sales of $172.5 million to $180.0 million, an increase of 31% to 37% in net sales over fiscal 2006.

We presently expect that in the first quarter of 2007 we will incur a net loss $0.02 to $0.03 per diluted share and for the fiscal year 2007, we anticipate that diluted earnings per share will be in the range of $0.19 to $0.23.

Teleconference

Shoe Pavilion will host a conference call today, February 15 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time) to discuss fourth quarter and fiscal 2006 earnings results. To access the call, please dial 866-463-5401 (domestic) or 212-457-9859 (international) and enter pin code 587346# a few minutes prior to the call to establish your line. A replay of the call will be available through February 22, 2007 and can be accessed approximately one hour after the end of the call by dialing 866-439-4554 (domestic) or 212-457-9844 (international); pin number 323860#.

About Shoe Pavilion

Shoe Pavilion is an independent off-price footwear retailer with locations in seven Western and Southwestern states. We offer a broad selection of women's, men's and children's designer label and name brand footwear, typically at 20% to 60% below department store regular prices for the same shoes. Today, we operate 108 stores located in California, Washington, Oregon, Nevada, Arizona, Texas and New Mexico. More information on Shoe Pavilion can be found by visiting our web site at www.shoepavilion.com.

Business Risks and Forward Looking Statements

This press release contains forward-looking statements relating to, among other things, expected financial results for fiscal 2007 and store opening plans. These statements are expressly made in reliance on the safe harbor provisions contained in Section 21E of the Securities Exchange Act of 1934. Sales and earnings trends are affected by many factors including, among others, world and national political events, including general economic conditions, the effectiveness of our promotion and merchandising strategies, the efficient operation of our supply chain, including the continued support of our key vendors, our effective management of business risks, including litigation, and competitive factors applicable to our retail markets.

In light of these risks, the forward-looking statements contained in this press release are not guarantees of future performance and in fact may not be realized. Our actual results could differ materially and adversely from those expressed in this press release. Further, the statements made by us represent our views only as of the date of this press release, and it should not be assumed that the statements made herein remain accurate as of any future date. We do not presently intend to update these statements prior to our next quarterly earnings release and undertake no duty to any person to effect any such update under any circumstances.

Investors are also urged to review carefully the discussion under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Reports on Form 10-Q for subsequent quarters, which have been filed with the Securities and Exchange Commission and may be accessed through the EDGAR database maintained by the SEC at www.sec.gov.

CONTACT: Shoe Pavilion, Inc.
             Bruce Ross, Chief Financial Officer, 818-907-9975

SOURCE: Shoe Pavilion, Inc.

Shoe Pavilion, Inc.

Condensed Consolidated Balance Sheets
(Unaudited)
(in thousands, except share data)

	December 30, 2006		December 31, 2005	
Assets				
Current Assets:				
Cash	$	680	$	494
Receivables		2,430		1,091
Inventories		62,636		41,097
Deferred income taxes		1,034		1,003
Prepaid expenses		3,138		161
Total current assets		69,918		43,846
Property and equipment, net		14,413		5,948
Deferred income taxes and other assets		2,585		2,411
Total	$	86,916	$	52,205
Liabilities and Stockholders' Equity				
Current Liabilities:				
Accounts payable	$	9,753	$	7,481
Accrued expenses		4,678		5,184
Borrowings under credit agreement		21,223		7,803
Current portion of capitalized lease obligations		156		57
Total current liabilities		35,810		20,525
Deferred rent		9,580		5,300
Long-term portion of capitalized lease obligations		368		209
Total liabilities		45,758		26,034
Commitments and contingencies				
Stockholders' Equity:				
Preferred stock- $.001 par value; 1,000,000 shares authorized; 0 (2006) and 3,000 (2005) shares issued and outstanding		-		-
Common stock- $.001 par value; 15,000,000 shares authorized; 9,538,552 (2006) and 6,927,771 (2005) shares issued and outstanding		10		7
Additional paid-in capital		30,069		16,950
Retained earnings		11,079		9,214
Total stockholders' equity		41,158		26,171
Total	$	86,916	$	52,205

Shoe Pavilion, Inc.

Condensed Consolidated Statements of Operations
(Unaudited)
(in thousands, except per share data)

	Thirteen Weeks Ended,		Fifty-two Weeks Ended,	
	December 30, 2006	December 31, 2005	December 30, 2006	December 31, 2005
Net sales	$ 40,835	$ 29,462	$ 131,305	$ 102,510
Cost of sales and related occupancy expenses	27,046	18,767	87,264	66,588
Gross profit	13,789	10,695	44,041	35,922
Selling expenses	8,574	6,223	28,579	22,369
General and administrative expenses	3,119	2,329	11,398	8,722
Income from operations	2,096	2,143	4,064	4,831
Interest expense, net	(402)	(124)	(870)	(504)
Income before income taxes	1,694	2,019	3,194	4,327
Income tax expense	723	789	1,329	1,694
Net income	$ 971	$ 1,230	$ 1,865	$ 2,633
Net income available to common stockholders	$ 971	$ 1,136	$ 1,865	$ 2,429
Earnings per share:				
Basic	$ 0.10	$ 0.17	$ 0.21	$ 0.36
Diluted	$ 0.10	$ 0.16	$ 0.21	$ 0.36